UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: July 25, 2001

Second Bancorp Incorporated
(Exact name of registrant as specified in its charter)

Ohio	0-15624	34-1547453
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

108 Main Avenue S.W., Warren, Ohio	44482-1311
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 330-841-0123

Item 5. Other Events

On July 23, 2001, the Company issued the following press release:

**SECOND BANCORP TO ACQUIRE
COMMERCE EXCHANGE BANK**

Warren, Ohio, July 23, 2001—SECOND BANCORP INCORPORATED (Nasdaq "SECD") and **COMMERCE EXCHANGE CORPORATION ("Commerce")** today announced the execution of a merger agreement which will result in the acquisition of Commerce and its banking subsidiary Commerce Exchange Bank by Second Bancorp. The all-cash transaction is structured as a purchase for accounting purposes and, excluding transaction costs, will be modestly accretive to Second Bancorp's earnings per share in the first year. The transaction is expected to close in the fourth quarter 2001 and is subject to approval by Commerce's shareholders and appropriate regulatory agencies.

Upon completion of the merger, Commerce Exchange Bank will merge into Second Bancorp subsidiary Second National Bank and both of Commerce Exchange Bank's existing offices in Beachwood and North Olmsted, Ohio will be operated as Second National retail banking centers. The consolidation will combine the traditional small-to-mid market commercial lending strengths of both companies and will enhance Second Bancorp's presence in the attractive suburban Cleveland market.

Under the terms of the agreement, Commerce's shareholders will receive cash in aggregate amount of $26.5 million subject to adjustments tied to, among other things, Commerce's net retained earnings for the year through completion of the transaction, and Commerce's control of transaction costs.

On a pro forma basis, based upon June 30, 2001 results, the combined companies would have assets of $1.689 billion, $1.164 billion in deposits, $133 million in tangible shareholder equity and will serve customers in a nine county area of Northeastern and East-Central Ohio through 36 retail banking centers.

R. L. (Rick) Blossom, President, Chief Executive Officer and Chairman of Second Bancorp, indicated "This partnership with Commerce Exchange Bank represents our second acquisition in Cuyahoga County during the past three years and demonstrates our commitment to this dynamic market. We know, however, that this combination works for Second Bancorp only if it works for Commerce's customers. We are committed not only to maintain the high level of personalized service those customers have come to expect but also to substantially expand the range of competitive financial products and services available to them. We are most enthusiastic about the opportunities this combination represents and look forward to welcoming Commerce's customers and employees into the Second National Bank family."

Dean Chimples, Chairman of the Board of Commerce Exchange Corporation, stated "Since opening in 1986, Commerce Exchange Bank has been dedicated to providing personalized service and to addressing the unique needs of small business men and women. Our business and banking philosophy is one that is shared by Second National Bank. We are excited about the enhanced consumer products and services that Second National will bring to our customers. We feel certain that our customers will receive the same high degree of attentive service that has been our trademark. The merger will provide significantly larger credit capacity and a wider array of products including mortgage and installment loans, investment and insurance products and state-of-the-art trust services."

"I would like to express my gratitude and appreciation to all of Commerce's employees as well as to past and present directors whose contribution made Commerce Exchange Bank a success in a very competitive market. The Board and I feel this transaction represents a significant opportunity for our shareholders. I am confident that this merger will continue to expand and build upon the success of both companies and create new opportunities for even greater achievements."

This announcement contains forward-looking statements that involve risk and uncertainties, including receipt of appropriate shareholder and regulatory approvals, changes in general economic and financial market conditions and the combined company's ability to execute its business plans. Although the management of both companies believe the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially.

Additional information about Second Bancorp and information about products and services offered by subsidiary Second National Bank can be found on the World Wide Web at www.secondnationalbank.com.

SECOND BANCORP CONTACT: Christopher Stanitz, Executive Vice President and Secretary, at 330.841.0234 (phone), 330.841.0489 (fax), or cstanitz@secondnationalbank.com.

# # # # #

Pro Forma Combined Companies
(as of June 30, 2001)

	Second Bancorp	Commerce Exchange	Pro Forma Combined
Assets (mil.)	$1,578	$ 119	$1,698
Loans, net (mil.)	$1,059	$ 95	$1,154
Deposits (mil.)	$1,060	$ 104	$1,164
Tangible Equity (mil.)	$ 120	$ 13	$ 133
Reserve to Loans	1.45%	2.30%	1.52%
Tangible Equity to Assets	7.59%	10.78%	7.82%
Banking Centers	34	2	36

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Second Bancorp Incorporated

Date: July 25, 2001   /s/ David L. Kellerman
                                       David L. Kellerman, Treasurer